
April 20, 2026

Alex Valdes
Chief Financial Officer
T Stamp Inc
3017 Bolling Way NE, Floor 2
Atlanta, GA 30305

      Re: T Stamp Inc
             Draft Registration Statement on Form S-3
             Submitted April 14, 2026
             CIK No. 0001718939

Dear Alex Valdes:

      This is to advise you that we do not intend to review your registration statement.

      We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Mariam Mansaray at 202-551-6356 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Andrew Stephenson